Exhibit 12.1

	THE COMPANY		(a)		THE PREDECESSOR
	For the years ended December 31,
	2006	2005	2004		2003	2002
	(Dollars in thousands)
Earnings before fixed charges:
Add:
Income (loss) before minority interests (b)	$(9,324)	$1,470	$(33,535)		$12,458	$9,419
Fixed charges — per below	50,384	34,805	36,312		16,515	17,330
Less:
Capitalized interest	(90)	—	—		—	—

Earnings before fixed charges	$40,970	$36,275	$2,777		$28,973	$26,749

Fixed charges:
Interest expense (including amortization)	$50,030	$34,520	$36,157		$16,424	$17,308
Capitalized interest	90	—	—		—	—
Estimate of the interest within rental expense	264	285	155		91	22

Total Fixed Charges	$50,384	$34,805	$36,312		$16,515	$17,330

Ratio of earnings to fixed charges	0.81 (b)	1.04	0.08	(b)	1.75	1.54

(a)	The twelve months ended December 31, 2004 represents consolidated operating results for the Company from October 21, 2004 to December 31, 2004 and consolidated and combined operating results for the Predecessor from January 1, 2004 to October 20, 2004. The operating results for the year ended December 31, 2004 are not comparable to future expected operating results of the Company since they include various IPO-related charges.

(b)	Due to the registrant’s loss in fiscal 2006 and 2004, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $9.4 million and $33.5 million to achieve a coverage of 1:1. The losses in fiscal 2006 included significant depreciation of operating facilities resulting form recent acquisitions.